SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

              BioSecure Corp.(formerly Yes Clothing Company, Inc.)
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                                (Name of Issuer)

                          $.001 Par Value Common Stock
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                          (Title of Class of Security)

                               CUSIP # 09069M 10 0
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                           Global Trade Finance, Inc.
                     P.O. Box 410 Northern Mariana Islands,
                                Saipan, MP 96950
                                 (949) 833-2094
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 2002
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing because of Rule 13d-1(b)(3) or (4), check the following box:
         [   ].


Check the following box if a fee is being paid with the statement: [ ]



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



CUSIP NO.:
                                   09069M 10 0
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1)     Name of Reporting Person/S.S.N. or I.R.S. Identification No.
       of above person:

                           Global Trade Finance, Inc.
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2)     Check the appropriate row if a member of a group:  N/A   (a)  [  ]
                                                                (b)  [  ]
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3)     SEC Use Only:

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4)     Source of Funds:  WC

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5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(d) or 2(e):  [   ]

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6)     Citizenship or Place of Organization:

                  Commonwealth of the Northern Mariana Islands
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       NUMBER OF SHARES      7)       Sole Voting Power:       3,500,000 shares
       BENEFICIALLY                   -----------------------------------------
       OWNED BY EACH         8)       Shared Voting Power:                  N/A
       REPORTING PERSON               -----------------------------------------
       WITH                  9)       Sole Dispositive Power:  3,500,000 shares
                                      -----------------------------------------
                            10)       Shared Dispositive Power:             N/A

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11)    Aggregate amount beneficially owned by each reporting person:

               3.5 million shares of $.001 Par Value Common Stock
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12)    Check box if the aggregate amount in Row (11) excludes certain shares:
          [     ]

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13)    Percent of class represented by amount in Row (11):  .09%

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14)    Type of reporting person:   CO

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



Item 1.  Security and Issuer:

         The title of the class of equity securities to which this statement relates is $.001 par value Common Stock, and the name and address of the principal office of the Issuer of such securities is BioSecure Corp. formerly known as Yes Clothing Co., 4695 MacArthur Court, Suite 1450, Newport Beach, CA 92660.

Item 2.  Identity and Background:

         (a)     The Reporting Person is Global Trade Finance, Inc.

         (b) The Reporting Person is a Corporation organized in the Northern Mariana Islands, P.O. Box #410 Saipan, MP96950.

         (c) The principal business of the Reporting Person is that of making investments.

         (d) During the last 5 years the Reporting Person has not been convicted in any criminal proceedings.

         (e) During the last 5 years the Reporting Person has not been party to a legal proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         The Reporting Person acquired the subject shares from the shareholder of the majority of the Issuer, for payment on an outstanding indebtedness of $50,000. The Reporting entity holds such shares of record.

Item 4.  Purpose of Transaction:

         The purpose of the acquisition of the subject securities by the Reporting Person was for payment on outstanding indebtedness on October 31, 2001 of Fifty Thousand Dollars ($50,000.00) by the issuer. The bid price of the shares on that date were $.015 cents per share.

         The plans or proposals which the Reporting Person has which relates to or results in:

         (a) The acquisition by any person of additional securities of the Issuer, or disposition of securities of the Issuer:

                 The Reporting Person does not intend to acquire additional shares of Common Stock of the Issuer.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries:

                 None




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



         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

                 None.

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

                 None

         (e) Any material change in the present capitalization or dividend policy of the Issuer:

                 None

         (f) Any other material change in Issuer's business or corporate structure:

                 None

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person:

                 None

         (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association:

                 None.

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:

                 None

         (j)     Any action similar to any of those enumerated above:

                 None other than as stated


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


Item 5.  Interest in Securities of the Issuer:

         (a) 3.5 million of $.001 par value Common Stock, representing .09% of such class at December 31, 2001.

         (b)     (i)    The Reporting Person has the sole power to vote the 3.5
                 million shares of $.001 par value Common Stock.

                 (ii)   The Reporting Person has no shared voting power.

                 (iii) The Reporting Person has sole power to dispose or direct the sale of the 3.5 million of $.001 par value Common Stock

                 (iv)   The Reporting Person has no shared dispositive power.

         (c) There were no transactions in the class of securities reported or that were effected during the last sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)     N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

                None

Item 7.  Material to be Filed as Exhibits:

                None

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    SIGNATURE
                                    Global Trade Finance, Inc.



Dated: January 21, 2002             By: /s/  Jon L. Lawver
                                    -------------------------
                                    Name:    Jon L. Lawver
                                    Title:   Secretary



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